Direct Dial: 212-407-4935
e-mail: fstoller@loeb.com

November 28, 2005

John Reynolds, Assistant Director Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Argyle Security Acquisition Corporation Form S-1 Registration Statement, File No. 333-126569

Dear Mr. Reynolds:

On behalf of our client, Argyle Security Acquisition Corporation, a Delaware corporation (the “Company,”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1 (No. 333-126569) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 5 is being filed to reflect certain changes to the terms and conditions of the offering, including a reduction in the number of units being offered and an increase in the amount of the deferred portion of the underwriters’ discount, as well as to update the financial statements. Amendment No. 5 also contains new disclosures regarding General Wesley Clark’s agreement in principal to join the parent holding company of Rodman & Renshaw, LLC as chairman early next year and I-Banker’s role as a qualified independent underwriter for the offering.

In light of the Company’s desire to have the offering declared effective as soon as possible, your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or my associate, Giovanni Caruso, at (212) 407-4866.

Sincerely,

By:	/s/ Fran Stoller
Fran M. Stoller Loeb & Loeb LLP